Exhibit (a)(1)(I)

[Microsemi letterhead]

August 22, 2005

To Microsemi Option holder:

Our Offer to Amend and Accelerate Employee Stock Options remains open and continues to go forward on the same terms announced when the Offer commenced on August 17, 2005. We are now still early in the offer period, which expires at 5 o’clock p.m. Pacific Daylight Time on September 15, 2005.

Whether or not you wish to participate in the Offer, you must complete and submit an Acknowledgement and Election Form prior to the expiration of the Offer indicating whether you “accept” or “decline” the Offer.

“Accept” means that you elect to have ALL of your Eligible Unvested Options be Amended and Accelerated on the Amendment and Acceleration Date.

“Decline” means that you elect to have NONE of your Eligible Unvested Options be Amended and Accelerated.

You may tender only one Election at a time that applies to all your Eligible Unvested Options. Elections are tendered to us by submitting an Acknowledgement and Election Form and writing “accept” if you wish to amend and accelerate your Eligible Unvested Options or writing “decline” if you do not wish to amend and accelerate them.

Prior to the expiration of the Offer, you may withdraw your previous election by submitting another Acknowledgement and Election Form and indicating “decline” if you do not wish to amend and accelerate your Eligible Unvested Options or indicating “accept” if you do then wish to amend and accelerate them.

You may obtain a duplicate Acknowledgement and Election Form by sending a request via E-mail to AccelerationOfferFormRequest@microsemi.com or by facsimile to 1-877-798-3193.

The Offer to Amend and Accelerate Employee Stock Options is a voluntary program permitting eligible employees to elect whether to amend and accelerate stock options that have not become exercisable. Pursuant to this Offer, the Amendment and Acceleration will cause Eligible Unvested Options to become Amended and Accelerated Options covering the same number of shares. The Amended and Accelerated Options will be amended and accelerated on or after September 16, 2005 to employees who remain employed by Microsemi or a subsidiary on the Expiration Date. Amended and Accelerated Options will have the following terms:

(1) Exercisability of 100%, although until the Amended and Accelerated Options would have vested under their original vesting schedule, the shares purchased upon exercise would be restricted from transfer, with the exception being sales of shares in an amount necessary to pay the exercise price, income taxes and tax withholdings associated with the option exercise (based on an assumed combined federal and state tax rate of 40%), and standard brokerage commissions.

(2) All other terms of the original option.

This summary of the Offer and the Amended and Accelerated Options is subject to the more complete discussion contained in the Offer to Amend and Accelerate Employee Stock Options, an updated copy of which is attached to this E-mail. Questions and Answers and other information relating to the Acceleration Offer are also available at http://www.microsemi.com/amendmentoffer08012005. You should not rely on information obtained from any other source. Information from another source could be incorrect, misleading or incomplete.

Please feel free to contact Microsemi by E-mail at AccelerationOfferQuestions@microsemi.com or by facsimile to 1-877-798-3202 for further assistance.

Sincerely,

/s/ David R. Sonksen
David R. Sonksen Executive Vice President and Chief Financial Officer